UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Bakkt Holdings, Inc. (f/k/a VPC Impact Acquisition Holdings)
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
05759B107
(CUSIP Number)

October 1, 2021**
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Common Stock, par value $0.0001 per share on February 12, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner to funds managed by Corbin Capital Partners, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

CUSIP No. 05759B107	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 05759B107	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 05759B107	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

Explanatory Note

The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Common Stock, par value $0.0001 per share on February 12, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner to funds managed by Corbin Capital Partners, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

Item 1.(a) Name of Issuer

Bakkt Holdings, Inc. (f/k/a VPC Impact Acquisition Holdings (the “Issuer”))

Item 1.(b) Address of Issuer’s Principal Executive Offices

10000 Avalon Boulevard, Suite 1000, Alpharetta, Georgia

Item 2.(a) Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Corbin Capital Partners Group, LLC;
(ii)	Corbin Capital Partners GP, LLC; and
(iii)	Corbin Capital Partners, L.P.

Item 2.(b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of the Reporting Persons is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2.(c) Citizenship

Each of Corbin Capital Partners Group, LLC and Corbin Capital Partners GP, LLC is a Delaware limited liability company. Corbin Capital Partners, L.P. is a Delaware limited partnership.

Item 2.(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2.(e) CUSIP Number

05759B107

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☑ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4(a). Amount Beneficially Owned:

As of the date of the date of this filing, each of Corbin Capital Partners GP, LLC and Corbin Capital Partners, L.P. may be deemed the beneficial owner of 1,500,000 Shares.

Item 4(b). Percent of Class:

As of the date of this filing, each of Corbin Capital Partners GP, LLC and Corbin Capital Partners, L.P. may be deemed the beneficial owner of 2.6% of the Shares outstanding. These percentages are based on 57,164,266 Shares outstanding as of November 30, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed on December 8, 2021.

Item 4(c). Number of shares as to which such person has:

Corbin Capital Partners GP, LLC:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,500,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,500,000
Corbin Capital Partners, L.P.:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,500,000
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 1,500,000

Item 5.  Ownership of Five Percent or Less of a Class

As of October 1, 2021, Corbin Capital Partners Group, LLC ceased to beneficially own any Shares and this Amendment No. 1 serves as an exit filing for Corbin Capital Partners Group, LLC.  In addition, as of the date of this filing, Corbin Capital Partners GP, LLC and Corbin Capital Partners, L.P. have ceased to beneficially own more than 5% of the Issuer’s Shares, and this Amendment No. 1 serves as an exit filing for each of Corbin Capital Partners GP, LLC and Corbin Capital Partners, L.P.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The Shares reported herein are held by Corbin ERISA Opportunity Fund, Ltd. (“CEOF”), a Cayman Islands exempted company, and Corbin Opportunity Fund, L.P. (“COF”), a Delaware limited partnership. Corbin Capital Partners GP, LLC is the general partner of Corbin Capital Partners, L.P., which serves as investment advisor for both COF and CEOF.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2021

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0001 of Bakkt Holdings, Inc. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 14, 2021

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel